FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of: March 27, 2003	Commission File Number: 1-12384

SUNCOR ENERGY INC.
(Name of registrant)

112 Fourth Avenue S.W.
P.O. Box 38
Calgary, Alberta
Canada, T2P 2V5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	President’s Letter to Shareholders dated March 27, 2003, Notice of Meeting and Management Proxy Circular, dated February 27, 2003

2	Form of Proxy

3	NI54-102 Return Card

4	Letter to Shareholders with respect to electronic document delivery and electronic voting